SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                             MATTMAR MINERALS, INC.
.................................................................................
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
.................................................................................
                         (Title of Class of Securities)

                                    577164106
.................................................................................
                                 (CUSIP Number)

                            R&R Biotech Partners, LLC
                           1270 Avenue of the Americas
                                   16th Floor
                            New York, New York 10020
                               Tel: (212) 356-0500
.................................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 9, 2008
.................................................................................
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                    SCHEDULE
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                                       13D
CUSIP NO. 577164106                                            Page 2 of 6 Pages


--------------------------------------------------------------------------------
(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification
       Nos. Of Above Persons                           R&R Biotech Partners, LLC

--------------------------------------------------------------------------------
(2)    Check the appropriate Box                       (a)
       if a Member of a Group                          (b)

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(3)    SEC Use Only

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(4)    Source of Funds
                                                       AF

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(5)    Check Box if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                           [ ]

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(6)    Citizenship or Place of
       Organization                                    Delaware

------------------------------------ -- ----------------------------------------

Number of Shares Beneficially           (7)  Sole Voting Power         7,866,667
Owned Each Reporting Person With
                                        ----------------------------------------
                                        (8)  Shared Voting             0

                                        ----------------------------------------
                                        (9)  Sole Dispositive          7,866,667

                                        ----------------------------------------
                                        (10) Shared Dispositive Power  0

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                7,866,667

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares           [ ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                           59.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person
                                                       OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                    SCHEDULE
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                                       13D
CUSIP NO. 577164106                                            Page 3 of 6 Pages


Item 1. SECURITY AND ISSUER.

Name of Issuer:  Mattmar Minerals, Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                                47 School Avenue
                                Chatham, NJ 07928

Security:  Company common stock, par value $.001 per share ("Shares")


Item 2. Identity and Background.

(a) The name of the reporting person is R&R Biotech Partners, LLC ("R&R").

(b) The business address of the reporting person is 1270 Avenue of the Americas 16th Floor, New York, NY 10020.

(c) R&R was formed for the purpose of investing in biotechnology companies.

(d) R&R has not been convicted in any criminal proceedings during the last five years.

(e) R&R has not been a party to any civil proceedings during the last five years.

(f) R&R is organized under the laws of the State of Delaware.


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                                    SCHEDULE
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                                       13D
CUSIP NO. 577164106                                            Page 4 of 6 Pages



Item 3. Source and Amount of Funds or Other Consideration.

         R&R acquired the Shares with funds received from its affiliate, Rodman & Renshaw, LLC a registered broker-dealer.

Item 4. Purpose of the Transaction.

         The Shares were acquired and are held by R&R for the purpose of investment.

         Except as otherwise disclosed herein, the R&R is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) R&R is deemed to beneficially own all 7,866,667 Shares, representing 59.0% of the outstanding Shares. This percentage is based upon the Company's statement as to the number of outstanding shares of Common Stock (13,333,333) as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 14, 2008.

         (b) R&R has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 7,866,667 Shares.

         (c) A complete description of the transaction pursuant to which the R&R acquired beneficial ownership of the Shares is provided in the current report on Form 8-K filed by the Company on May 14, 2008, and is incorporated herein by reference.


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                                    SCHEDULE
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                                       13D
CUSIP NO. 577164106                                            Page 5 of 6 Pages


         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by R&R.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         A copy of the Stock Purchase Agreement has been filed as an exhibit to the Current Report on Form 8-K, as amended, filed by the Company on May 14, 2008 and is incorporated herein by reference.

                                    SCHEDULE
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                                       13D
CUSIP NO. 577164106                                            Page 6 of 6 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 14, 2008

                                             R&R Biotech Partners, LLC

                                             By:  /s/ David Horin
                                                  ---------------------------
                                                  David Horin
                                                  Chief Financial Officer